Ron Sowa, President and Director

Ron, 52, is the president of the Company and has spent the last five years working to develop the recipes for the bars that are now sold by the Company. On a day-to-day basis, Ron handles much of the Company's operations. His duties include development of the Company's products, sourcing and receiving the ingredients used to produce the bars, maintenance of the Company quality control procedures, training and managing staff, and shipment of the final product. Prior to helping to found Keep Healthy, Ron worked for many years as a quality control consultant, including working as a Senior Consultant to Elite Group RMC & DMC in the United Arab Emirates from June 2007 to January 2012.